EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

	Years Ended December 31,										Six Months Ended June 30,
	2009		2010		2011		2012		2013		2014
	(in thousands, except ratios)
Earnings
Profit before taxes	$31,844		$44,346		$140,703		$222,795		$186,082		$107,112
Fixed charges	23,902		22,979		23,198		21,738		24,703		18,141

Earnings	$55,746		$67,325		$163,901		$244,533		$210,785		$125,253

Fixed Charges
Interest expense	$19,451		$18,189		$19,532		$16,372		$18,370		$15,475
Estimated interest expense on rental items	3,066		3,866		3,666		5,366		6,333		2,666

Fixed charges	$23,902		$22,979		$23,198		$21,738		$24,703		$18,141

Preferred stock dividends	$1,385		$923		—		—		—		—

Ratio of Earnings to Fixed Charges	2.4	x	3.0	x	7.1	x	11.2	x	8.5	x	6.9	x

Ratio of Combined Fixed Charges and Preferred Stock Dividends to Earnings	2.3	x	2.9	x	7.1	x	11.2	x	8.5	x	6.9	x